13 March 2003

03 MAR 25 AM 7:21

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

03007672

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Dear Sirs

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Proforma Full Year Financial Statement And Dividend Announcement

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

dlw 3/27

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

1(a)(i) Income Statement for the Year Ended 31 December 2002:-

	Group		
	2002 US$'000	2001 US$'000	% Increase/ (decrease)
Revenue	416,218	406,813	2.3
Cost of sales	(230,052)	(208,021)	10.6
Gross profit	186,166	198,792	(6.4)
Other operating income	8,072	6,400	26.1
Foreign exchange loss	(215)	(200)	7.5
Distribution and selling costs	(62,085)	(55,592)	11.7
Administrative expenses	(42,423)	(42,109)	0.7
Other operating expenses	(5,914)	(6,312)	(6.3)
Profit from operations	83,601	100,979	(17.2)
Finance cost	(2,484)	(4,180)	(40.6)
Profit before share of results of associates	81,117	96,799	(16.2)
Share of results of associates	(143)	(526)	(72.8)
Profit before income tax	80,974	96,273	(15.9)
Income tax expense	(6,067)	(5,526)	9.8
Profit after income tax	74,907	90,747	(17.5)
Minority interests	(172)	(902)	(80.9)
Net profit attributable to shareholders	74,735	89,845	(16.8)

1(a)(ii) Additional Information

	Group		
	2002 US$'000	2001 US$'000	% Increase/ (decrease)
Gain on sale of investment	1,072	43	n.m.
Interest income	1,042	1,081	(3.6)
Investment income	0	80	(100.0)
Interest on borrowing	(2,484)	(4,180)	(40.6)
Allowance for doubtful debts	(107)	(559)	(80.9)
Bad debts written off	(100)	-	(100.0)
Depreciation and amortisation	(30,970)	(29,617)	4.6
(Reversal of) Allowances for inventories	52	(73)	(171.2)
(Reversal of) Impairment loss in investment	106	(125)	(184.8)
Underprovision of tax in respect of prior years	(393)	(17)	n.m.
(Loss)/Gain on disposal of fixed assets	(353)	556	(163.5)

1(a)(iii) Analysis of sales

	Turnover			Profit Before Tax		
	2002 US$'000	2001 US$'000	% Change	2002 US$'000	2001 US$'000	% Change
By Geographical Region						
China	362,347	357,737	1.3	72,004	87,068	(17.3)
Taiwan	32,534	33,545	(3.0)	5,305	6,674	(20.5)
Others	21,337	15,531	37.4	3,665	2,531	44.8
Total	416,218	406,813	2.3	80,974	96,273	(15.9)
By Activity						
Rice Crackers	182,004	181,629	0.2	27,240	44,019	(38.1)
Other Snacks	130,086	137,497	(5.4)	34,766	37,230	(6.6)
Beverages	90,614	71,594	26.6	20,566	17,844	15.3
Others	13,514	16,093	(16.0)	(1,598)	(2,820)	(43.3)
Total	416,218	406,813	2.3	80,974	96,273	(15.9)

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	Group		Company	
	31.12.2002 US$'000	31.12.2001 US$'000	31.12.2002 US$'000	31.12.2001 US$'000
ASSETS				
Current assets:				
Cash and bank balances	89,903	73,942	123	388
Inventories	84,654	77,564	-	-
Trade receivables	26,006	22,664	-	-
Related companies and associates	1,526	1,468	97,525	145,955
Short-term investments	2,789	1,906	-	-
Other receivables and prepayments	29,280	28,034	2,571	160
Total current assets	234,158	205,578	100,219	146,503
Non-current assets:				
Investment in subsidiaries	-	-	342,604	296,325
Investment in associates	1,231	597	626	235
Long-term investments	1,158	2,366	830	1,815
Property, plant and equipment	306,198	308,392	5,454	5,462
Deferred expenditure	571	521	-	-
Other intangible asset	164	-	164	-
Total non-current assets	309,322	311,876	349,678	303,837
Total assets	543,480	517,454	449,897	450,340
LIABILITIES AND EQUITY				
Current liabilities:				
Trade payables	64,202	57,697	182	260
Short-term bank loans	24,690	30,074	-	-
Income tax payable	1,231	1,709	2	3
Total current liabilities	90,123	89,480	184	263
Non-current liabilities:				
Long-term bank loans	15,291	46,999	7,250	28,620
Negative goodwill on consolidation	702	820	-	-
Total non-current liabilities	15,993	47,819	7,250	28,620
Minority interests	10,107	5,144	-	-
Capital and reserves:				
Issued capital	127,361	117,431	127,361	117,431
Share premium	72,773	18,158	72,773	18,158
Warrant reserve	460	2,942	460	2,942
Capital reserve on consolidation	4,662	4,662	-	-
Capital redemption reserve	309	309	309	309
Capital reserve - other	22,926	19,678	-	-
Currency realignment reserve	(8,196)	(6,429)	-	-
Accumulated profits	181,490	141,930	216,088	206,287
Proposed dividend	25,472	76,330	25,472	76,330
	427,257	375,011	442,463	421,457
Total liabilities and equity	543,480	517,454	449,897	450,340

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 31/12/2002		As at 31/12/2001	
Secured	Unsecured	Secured	Unsecured
US$0	US$24,690,000	US$0	US$30,074,000

Amount repayable after one year

As at 31/12/2002		As at 31/12/2001	
Secured	Unsecured	Secured	Unsecured
US$2,294,0000	US$12,997,000	US$2,796,000	US$44,203,000

Details of any collateral

Certain of the subsidiaries' property, plant and equipment has been pledged to banks as collaterals for the above secured loans.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

	Group	
	2002 US$'000	2001 US$'000
Cash flows from operating activities:		
Profit before share of results of associates	81,117	96,799
Add items not requiring cash:		
Depreciation expense	30,878	29,549
Amortisation of discount on loan payable	1,130	999
Amortisation of deferred expenditure	86	68
Amortisation of intangible assets	6	-
Gain on disposal of subsidiaries	(13)	-
Gain on disposal of associates	(102)	-
Gain on disposal of long-term investment	(1,072)	(43)
(Reversal of) Impairment loss in investment	(106)	125
Amortisation of negative goodwill	(88)	(91)
Loss (Gain) on disposal of plant and equipment	353	(556)
Plant and equipment written off	294	4,195
Interest expense	1,354	3,181
Interest income	(1,042)	(1,081)
Cash flows provided by operations before changes in working capital	112,795	133,145
Inventories	(7,090)	(24,952)
Trade receivables	(3,342)	(1,664)
Related companies and associates	(58)	(691)
Other receivables and prepayments	(1,276)	(12,430)
Trade payables	6,698	5,270
Cash generated from operations	107,727	98,678
Interest paid	(1,354)	(3,181)
Interest received	1,042	1,081
Income tax paid	(6,545)	(6,898)
Net cash from operating activities	100,870	89,680
Cash flows from investing activities:		
Purchase of property, plant and equipment	(31,413)	(31,971)
Proceeds from disposal of plant and equipment	1,248	1,609
Disposal of subsidiaries	(150)	-
Purchase less disposal (Capital reduction less acquisition) of associates	(665)	16
Deferred expenditure	(128)	(171)
Other intangible assets	(170)	-
Disposal less purchase (Purchase less disposal) of other investments	1,503	(1,011)
Net cash used in investing activities	(29,775)	(31,528)
Cash flows from financing activities:		
Decrease in bank loans	(38,222)	(3,705)
Contribution from less payment to minority shareholders	4,791	39
Shares bought-back	-	(65)
Shares issued on exercise of warrants	62,063	31
Dividend paid	(82,785)	(37,576)
Net cash used in financing activities	(54,153)	(41,276)
Net effect of exchange rate changes in consolidating subsidiaries	(981)	2,229
Increase in cash and cash equivalents	15,961	19,105
Cash and cash equivalents at beginning of year	73,942	54,837
Cash and cash equivalents at end of year	89,903	73,942

Notes to the consolidated cash flow statement

A. Summary of the effects of disposal of subsidiaries

	Group	
	2002 US$'000	2001 US$'000
Cash	200	-
Current assets	30	-
Current liabilities	(193)	-
Net current assets	37	-
Gain on disposal of subsidiaries	13	-
Proceeds from disposal of subsidiaries	50	-
Cash of disposed subsidiaries	(200)	-
Net cash outflow on disposal of subsidiaries	150	-

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, *together* with a comparative statement for the corresponding period of the immediately preceding financial year

	Issued capital US$'000	Share premium US$'000	Warrant reserve US$'000	Capital reserve on consolidation US$'000	Capital redemption reserve US$'000	Capital reserve - other US$'000	Currency realignment reserve US$'000	Accumulated profits US$'000	Proposed dividend US$'000	Legal reserves US$'000	Total US$'000
Group											
Balance at December 31, 2000	**117,438**	**18,131**	**2,943**	**4,662**	**297**	**13,079**	**(6,852)**	**134,006**	**37,580**	**1,069**	**322,353**
Currency translation differences	-	-	-	-	-	-	423	-	-	-	423
Profit attributable to shareholders	-	-	-	-	-	-	-	89,845	-	-	89,845
Dividend paid	-	-	-	-	-	-	-	-	(37,576)	-	(37,576)
Overprovision of dividend	-	-	-	-	-	-	-	4	(4)	-	-
Proposed dividend	-	-	-	-	-	-	-	(76,330)	76,330	-	-
24,059 ordinary shares issued on exercise of warrants	5	27	(1)	-	-	-	-	-	-	-	31
61,000 ordinary shares acquired under the shares buy-back mandate and cancelled	(12)	-	-	-	12	-	-	(65)	-	-	(65)
Transfers	-	-	-	-	-	2,567	-	(5,530)	-	2,963	-
Balance at December 31, 2001	**117,431**	**18,158**	**2,942**	**4,662**	**309**	**15,646**	**(6,429)**	**141,930**	**76,330**	**4,032**	**375,011**
Currency translation differences	-	-	-	-	-	-	(1,767)	-	-	-	(1,767)
Profit attributable to shareholders	-	-	-	-	-	-	-	74,735	-	-	74,735
Dividend paid	-	-	-	-	-	-	-	-	(82,785)	-	(82,785)
Proposed dividend	-	-	-	-	-	-	-	(25,472)	25,472	-	-
Underprovision of dividend	-	-	-	-	-	-	-	(6,455)	6,455	-	-
99,300,614 *ordinary* shares issued on exercise of warrants	9,930	54,615	(2,482)	-	-	-	-	-	-	-	62,063
Transfers	-	-	-	-	-	1,132	-	(3,248)	-	2,116	-
Balance at December 31, 2002	**127,361**	**72,773**	**460**	**4,662**	**309**	**16,778**	**(8,196)**	**181,490**	**25,472**	**6,148**	**427,257**

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

	Issued capital US$'000	Share premium US$'000	Warrant reserve US$'000	Capital redemption reserve US$'000	Accumulated profits US$'000	Proposed dividend US$'000	Total US$'000
Company							
Balance at December 31, 2000	**117,438**	**18,131**	**2,943**	**297**	**189,512**	**37,580**	**365,901**
Profit attributable to shareholders	-	-	-	-	93,166	-	93,166
Dividend paid	-	-	-	-	-	(37,576)	(37,576)
Overprovision of dividend	-	-	-	-	4	(4)	-
Proposed dividend	-	-	-	-	(76,330)	76,330	-
24,059 ordinary shares issued on exercise of warrants	5	27	(1)	-	-	-	31
61,000 ordinary shares acquired under the shares buy-back mandate and cancelled	(12)	-	-	12	(65)	-	(65)
Balance at December 31, 2001	**117,431**	**18,158**	**2,942**	**309**	**206,287**	**76,330**	**421,457**
Profit attributable to shareholders	-	-	-	-	41,728	-	41,728
Dividend paid	-	-	-	-	-	(82,785)	(82,785)
Underprovision of dividend	-	-	-	-	(6,455)	6,455	-
Proposed dividend	-	-	-	-	(25,472)	25,472	-
99,300,614 ordinary shares issued on exercise of warrants	9,930	54,615	(2,482)	-	-	-	62,063
Balance at December 31, 2002	127,361	72,773	460	309	216,088	25,472	442,463

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares or cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

Pursuant to the Share Split exercise on 20 May 2002, the par value of ordinary shares of US$0.20 each was sub-divided into US$0.10 each and the total number of ordinary shares in issue as at 20 May 2002 was adjusted by a factor of 2.

During the financial year, the company issued, as a result of the exercise of warrants, 49,650,007 ordinary shares of US$0.20 each at an exercise price of US$1.25 each and 600 ordinary shares of US$0.10 each at an exercise price of US$0.63 each (2001: 24,059 ordinary shares of US$0.20 each at an exercise price of US$1.25 each).

As at 31 December 2002, there were 18,384,722 outstanding warrants with an exercise price of US$0.63 each (2001 : 58,842,668 at exercise price of US$1.25 each).

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have not been audited or reviewed.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Company has adopted the same accounting policies and methods of computation for the current financial period as compared with the audited financial statements for the year ended 31 December 2002.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Not applicable.

6. **Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends**

	Group	
Earnings per ordinary share	**2002**	**2001**
(i) Based on weighted average number of ordinary shares in issue	5.98 US cts	7.65 US cts
(ii) On a fully diluted basis	5.96 US cts	7.54 US cts

In 2002, basic earning per share is computed based on the weighted average share capital of 1,249,801,000 (2001 : 1,174,318,000).

The fully diluted earnings per ordinary share is based on 1,254,032,000 (2001 : 1,191,216,000) ordinary shares assuming the fully exercise of warrants outstanding during the year and adjusting the weighted average number of ordinary shares to reflect the effect of all potentially dilutive ordinary shares.

The comparative figures of the previous year have been adjusted by a factor of 2 pursuant to the share split exercise on 20 May 2002.

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year**

	Group		Company	
	31/12/2002	**31/12/2001**	**31/12/2002**	**31/12/2001**
Net asset value per ordinary share based on existing issued share capital as at the end of the period	33.55 US cts	31.93 US cts	34.74 US cts	35.89 US cts

2002 Net asset value per ordinary share is computed based on 1,273,612,000 (2001 : 1,174,312,000) ordinary shares.

The comparative figures of the previous year have been adjusted by a factor of 2 pursuant to the share split exercise on 20 May 2002.

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on

For the year ended 31 December 2002, the Group turnover increased by 2% from US$407 million in 2001 to US$416 million while profit before tax declined by 16% from US$96 million in 2001 to US$81 million.

The improvement in turnover was mainly from "Beverages", which grew by 27% in revenue and 15% in profit before tax compared to 2001. Its contribution to total revenue also increased from 18% in 2001 to 22% in 2002. Our Hot-Kid Milk can drink, the main product in "Beverages", continued to grow in China. Sales were further boosted with the introduction of tetra packs and gift packs.

Turnover of "Rice Crackers" remained stable while profit before tax declined by 38%. Sub-brand rice crackers contributed 30% to sales and 55% to unit volume for our China market. Since the launch of sub-brand rice crackers in late 2001, total rice crackers volume in China increased by 43% in 2002 as we gained market share in the lower price segments.

"Other Snacks" registered a lower turnover of 5% and profit before tax of 7% compared to 2001 due mainly to a 14% decline in sales of gummy sweets which made up about 50% of the sales. Sales of gummy sweets declined by 25% year-on-year in the first half of the year. However, in the second half, the declining trend was halted as a result of successful measures taken by management. In addition, our ball cake and nut products also recorded stronger sales growth of 12% and 56% respectively over the corresponding period last year.

Turnover of "Others" decreased by 16% due mainly to the closure of unprofitable retail outlets. This resulted in a smaller loss of US$1.6 million in this segment which was 43% less than previous year.

Geographically, China, Taiwan and Other regions accounted for 87%, 8% and 5% of the Group's overall turnover respectively. China grew marginally by 1% arising from changes in the various product categories as explained above. Taiwan's turnover was lower by 3% in view of its stagnant economy and limited product range. However, revenue from Other Regions improved by 37% year on year because of strategic alliances with overseas partners to expand in markets such as Korea and Thailand.

Group gross profit margin slid by 4 percentage points from 49% to 45% compared to last year as a result of the Group's strategy to introduce sub-brand rice crackers to capture market share. Gross profit margin for our sub-brand rice crackers turned positive in second half of 2002 because of increased utilization of capacity.

Distribution and selling costs increased by 12% over last year arising from the reorganization of sales force and distribution network in China. Interest expense, however, was lower by 41% compared to 2001 along with the reduction of our bank borrowings.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

Not applicable.

10. Prospects

The launch of our sub-brand rice crackers since late 2001 has proven to be effective in containing the competition. Based on our internal market studies, the number of competing brands in China has since reduced by about 30%. Sales volume for our sub-brand rice crackers has also increased significantly by 4 times indicating our gradual penetration into the lower price consumer segments. Gross profit margin of our sub-brand rice crackers has also turned positive in the second half of 2002 along with the higher volume. At the same time, the Group is also taking measures to increase sales of core brand rice crackers, such as adding new flavours and new packaging.

Likewise, the Group will continue to fine-tune the structure of our business units. The re-engineering process which commenced in early 2002 is expected to be continued and more efforts will be made to improve the effectiveness of the various business units.

Year 2002 has been a challenging year for the Group in addressing changes both externally and internally. We believe that the Group is making progress and we expect to see improvements in year 2003.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? **Yes**

Name of Dividend	Final
Dividend Type	Cash
Dividend Rate	20% per ordinary share tax exempt
Par value of shares	US$0.10
Tax Rate	Nil

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? **Yes**

Name of Dividend	Final
Dividend Type	Cash
Dividend Rate	65% per ordinary share tax exempt
Par value of shares	US$0.20
Tax Rate	Nil

Note : Pursuant to the Share Split exercise on 20 May 2002, the par value of ordinary shares of US$0.20 each was sub-divided into US$0.10 each. Prior year's figure has been restated accordingly to reflect the changes.

(c) Date payable

To be announced at a later date

(d) Books closure date

To be announced at a later date

12. If no dividend has been declared/recommended, a statement to that effect

Not applicable.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT
(This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. *Segmented revenue and results for business or geographical segments (of the group) in the form presented in the* **issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year**

The group's activities are primarily based in People's Republic of China, Taiwan and other countries such as South-East Asian countries, US and Europe. The dominant source and nature of the group's risk and returns are based on the geographical areas where its customers are located. Therefore, the primary segment is geographical segments by location of customers.

Primary segment information for the group based on geographical segments for the year ended December 31, 2002 are as follows:

2002	**PRC** US$'000	**Taiwan** US$'000	**Others** US$'000	**Consolidated** US$'000
Revenue				
External sales	362,347	32,534	21,337	416,218
Result				
Segment result	73,566	5,485	3,508	82,559
Interest income				1,042
Finance costs				(2,484)
Results of associates		(14)	(129)	(143)
Profit before income tax				80,974
Income tax				(6,067)
Profit before minority interest				74,907
Assets				
Segment assets	454,533	48,127	30,448	533,108
Investments in associates				1,231
Unallocated corporate assets				9,141
Consolidated total assets				543,480
Liabilities				
Segment liabilities	53,673	5,465	4,882	64,020
Bank loans				39,981
Income tax payable				1,231
Unallocated corporate liabilities				884
Consolidated total liabilities				106,116
Other information				
Capital expenditure	29,786	855	772	31,413
Depreciation and amortisation	28,579	1,585	806	30,970
Other non-cash expenses	518	(14)	(1,238)	(734)

2001	**PRC** US$'000	**Taiwan** US$'000	**Others** US$'000	**Consolidated** US$'000
Revenue				
External sales	357,737	33,545	15,531	406,813
Result				
Segment result	89,825	7,322	2,751	99,898
Interest income				1,081
Finance costs				(4,180)
Results of associates		(105)	(421)	(526)
Profit before income tax				96,273
Income tax				(5,526)
Profit before minority interest				90,747
Assets				
Segment assets	441,751	45,058	21,445	508,254
Investments in associates				597
Unallocated corporate assets				8,603
Consolidated total assets				517,454
Liabilities				
Segment liabilities	47,207	6,332	4,216	57,755
Bank loans and overdraft				77,073
Income tax payable				1,709
Unallocated corporate liabilities				762
Consolidated total liabilities				137,299

2001 (cont'd)	PRC US$'000	Taiwan US$'000	Others US$'000	Consolidated US$'000
Other information				
Capital expenditure	30,525	695	751	31,971
Depreciation and amortisation	27,201	1,740	676	29,617
Other non-cash expenses	4,206	(573)	(3)	3,630

Segment assets and capital expenditure by location of assets :

	PRC US$'000	Taiwan US$'000	Others US$'000	Total US$'000
2002				
Segment assets	461,096	55,999	16,013	533,108
Investments in associates				1,231
Unallocated corporate assets				9,141
Consolidated total assets				543,480
Capital expenditure	30,307	995	111	31,413

	PRC US$'000	Taiwan US$'000	Others US$'000	Total US$'000
2001				
Segment assets	445,780	55,226	7,248	508,254
Investments in associates				597
Unallocated corporate assets				8,603
Consolidated total assets				517,454
Capital expenditure	30,852	852	267	31,971

Business segments

The group operates in three product segments - rice cracker products, beverages and snack foods.

The following table shows the sales, carrying amount of segment assets and additions to property, plant and equipment and intangible assets by the business segments :

	Revenue		Carrying amount of segment assets		Additions to property, plant and equipment and intangible assets	
	2002	2001	2002	2001	2002	2001
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Rice crackers	182,004	181,629	259,728	253,600	13,319	10,081
Snack foods	130,086	137,497	115,337	123,717	6,134	8,398
Beverages	90,614	71,594	64,734	57,604	3,684	5,439
Others	13,514	16,093	103,681	82,533	8,276	8,053
Total	416,218	406,813	543,480	517,454	31,413	31,971

Segment revenue and expenses

Segment revenue and expenses are directly attributable to the segments.

Segment assets and liabilities

Segment assets and liabilities, include all operating assets and liabilities used by a segment.

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

As explained in section 8 above.

15. A breakdown of sales

	Group		
	2002	2001	%
	US$'000	US$'000	Change
(a) Sales reported for first half year	210,174	206,015	2.0
(b) Operating profit after tax before deducting minority interests reported for first half year	38,187	47,054	(18.8)
(c) Sales reported for second half year	206,044	200,799	2.6
(d) Operating profit after tax before deducting minority interests reported for second half year	36,720	43,693	(16.0)

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year

Total Annual Dividend

	Latest Year US$'000	Previous Year US$'000
Ordinary	25,472	82,785
Preference	0	0
Total:	25,472	82,785